SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. 13)*

Macquarie Infrastructure Company LLC

(Name of Issuer)

Limited Liability Company Interests

(Title of Class of Securities)

55608B105

(CUSIP Number)

Michael Kernan

Macquarie Infrastructure Management (USA) Inc.

125 West 55th Street

New York, New York, 10019

(212) 231-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copies to:

Michelle B. Rutta

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

(212) 819-7864

April 8, 2015

(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,804,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,804,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,804,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,807,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,807,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Services Australia Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 13 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”) and the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12,” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

For the month ended November 30, 2014, MIMUSA has elected to reinvest $4,889,406 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Second Amended and Restated Management Services Agreement, dated as of September 30, 2013, as amended from time to time, among the Issuer, Macquarie Infrastructure Company Inc. and MIMUSA (the “Management Services Agreement”). On December 12, 2014, the Issuer issued 69,122 LLC Interests to MIMUSA upon such reinvestment.

For the month ended December 31, 2014, MIMUSA has elected to reinvest $4,681,513 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On January 16, 2015, the Issuer issued 69,771 LLC Interests to MIMUSA upon such reinvestment.

For the month ended January 31, 2015, MIMUSA has elected to reinvest $5,044,025 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On February 12, 2015, the Issuer issued 71,785 LLC Interests to MIMUSA upon such reinvestment.

For the month ended February 28, 2015, MIMUSA has elected to reinvest $5,495,483 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On March 12, 2015, the Issuer issued 70,359 LLC Interests to MIMUSA upon such reinvestment.

For the month ended March 31, 2015, MIMUSA has elected to reinvest $6,005,282 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On April 8, 2015, the Issuer issued 74,745 LLC Interests to MIMUSA upon such reinvestment.

For the three months ended March 31, 2015, MIMUSA has elected to reinvest $148,727,998 of its performance fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On April 8, 2015, the Issuer issued 1,851,149 LLC Interests to MIMUSA upon such reinvestment.

Item 5. Interest in Securities of the Issuer

(a)–(b)	The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information includes 6,807,364 LLC Interests and is based on 79,338,212 LLC Interests outstanding as of April 9, 2015.

(c)	Except as disclosed above, none of MIMUSA, MGL or MGSA has effected any transaction in the Issuer’s LLC interests during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 29, 2015	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ Michael Kernan
		Name:	Michael Kernan
		Title:	General Counsel

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 29, 2015	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ John Polanin
		Name:	John Polanin
		Title:	Attorney-in-Fact

MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ Charles Glorioso
		Name:	Charles Glorioso
		Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 29, 2015	MACQUARIE GROUP LIMITED

	By:	/s/ John Polanin
		Name:	John Polanin
		Title:	Attorney-in-Fact

MACQUARIE GROUP LIMITED

	By:	/s/ Charles Glorioso
		Name:	Charles Glorioso
		Title:	Attorney-in-Fact

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)
James Hooke	Chief Executive Officer, President and Director	Chief Executive Officer of the Issuer
Jay Davis	Vice President and Director	Managing Director, Macquarie Group Limited	USA
Martin Stanley	Director	Executive Director, Macquarie Group Limited	UK
Kathleen Hahn	Treasurer	Head of Corporate Affairs Group - Americas
Amanda Michael Michael Kernan	Secretary Assistant Secretary	Attorney Attorney	USA USA
Anna Boniface	Assistant Secretary	Solicitor (Australia)

SCHEDULE II

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Services Australia Pty Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)
	Lisa Fraser	Executive Director
	Stuart J. Dyson	Financial Controller of Macquarie Group Limited
	Bruce Phipson	Executive Director

SCHEDULE III

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)
	Michael Coleman	Non-executive Director
	Patricia Cross	Non-executive Director
	Diane J. Grady	Non-executive Director
	Michael John Hawker	Non-executive Director
	Nicholas W. Moore	Executive Director
	Peter M. Kirby	Non−executive Director
	Gary Banks	Non−executive Director
	H. Kevin McCann	Non−executive Director
	John R. Niland	Non−executive Director
	Helen M. Nugent	Non−executive Director
	Peter H. Warne	Non−executive Director

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